Exhibit 14.1

BADGER STATE ETHANOL, LLC

CODE OF ETHICS

PREAMBLE

This Code of Ethics was designed by Badger State Ethanol, LLC to govern the way in which we work every day.  This Code of Ethics applies to each and every one of our officers and directors.

DEFINTIONS

The “Commission” means the United States Securities and Exchange Commission.

The “Company” means Badger State Ethanol, LLC.

“We” means all of our officers and directors.

SPECIAL RECOGNITION

The Company recognizes and acknowledges that certain of its directors have extensive experience and business and personal interests in the ethanol industry outside of their involvement with the Company.  Such experience and business and personal interests includes designing and constructing ethanol plants for competitors of the Company, investing in competitors of the Company, serving on the board of directors of competitors of the Company, negotiating and conducting transactions with competitors of the Company as well as taking related actions designed to promote and develop the ethanol industry for their own benefit and the benefit of the ethanol industry as a whole.  The Company recognizes and appreciates the benefit to it that accrues from the knowledge and experience of such individuals and accepts the perceived conflict of interest from the activities noted. The involvement of such individuals may periodically result in a conflict of interest with the Company which shall be governed by the provisions of this Code of Ethics.

SPECIFIC SITUATIONS

BASIC PRINCIPLES.

1.                                     We will conduct ourselves honestly and ethically, including the ethical handling of direct and material conflicts of interest between personal and professional relationships.

2.                                       We will avoid conflicts of interest, including disclosure to the appropriate persons of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

3.                                       We will provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Commission and in all other public communications we make.

4.                                       We will comply with all applicable governmental laws, rules and regulations.

5.                                       We will promptly report violations of this Code of Ethics to the appropriate person within the Company as described specifically below.

6.                                       We accept accountability for adherence to this Code of Ethics.

CONFLICTS OF INTEREST.  A “conflict of interest” occurs when an individual’s private interest directly and materially interferes with the interests of the Company.  A conflict situation can arise when an officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interest also arise when an officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.  Loans to, or guarantees of obligations of, such persons are conflicts of interest and prohibited.

CORPORATE OPPORTUNITIES.  We are prohibited from (a) taking for ourselves personally opportunities that are discovered through the use of Company property, information or position; and (b) using Company property, information, or position for personal gain.  We owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  If any of us believe that a contemplated transaction discovered through the use of Company property, information or position. We will make full disclosure to the Board and seek its authorization to pursue the opportunity BEFORE pursuing the opportunity.

CONFIDENTIALITY.  We must maintain the confidentiality of information entrusted to us by the Company or its customers, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public Company information that might be of use to or harmful to the Company or its customers, if disclosed.

FAIR DEALING.  We will endeavor to deal fairly, honestly and professionally with the Company’s customers, suppliers and employees.  We will not take unfair advantage of anyone through manipulation or misrepresentation of material facts.

PROTECTION AND PROPER USE OF COMPANY ASSETS.  We will protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  All Company assets must be used for legitimate business purposes.

Directors, officers and employees are instructed to report all theft, carelessness, waste and inefficient use of Company assets upon discovery to the Company management or Board as appropriate.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING LAWS).  The Company promotes compliance with laws, rules and regulations, including insider trading laws.  Insider trading is trading or tipping others to trade in securities of our Company or any other Company based on information which is not available to the public.  Insider trading is both unethical and illegal and will be dealt with firmly.

ACCURACY OF COMPANY RECORDS AND REPORTS.  The Company requires honest and accurate recording and reporting of information.  This includes such data as quality, safety, and personnel records, as well as all business and financial records and reports filed with the Commission.  All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to the Company’s system of internal controls.  No false or artificial entries may be made.

ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR.  The Company requires all officers and directors to report violations of laws, rules, regulations or the code of business conduct to the Company management or Board as appropriate.

CONCLUSION

No Code of Conduct or Code of Ethics can cover every situation that might arise in a company.  This Code is designated to let all officers and directors to know our basic guiding principles and provide explanation on how to handle various situations.  If any officer of directors has a question on any situation, whether or not described in this document, please ask.

Adopted by the Board of Directors on September 29, 2004.